SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT WELCOMES ROCKET INTERNET’S INCREASED STAKES IN ITS LEADING e-COMMERCE BUSINESSES”.

Exhibit 1

22 August 2014

PHILIPPINE STOCK EXCHANGE
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of the following press release attached thereto entitled: “PLDT WELCOMES ROCKET INTERNET’S INCREASED STAKES IN ITS LEADING e-COMMERCE BUSINESSES.”

In addition, we hereby provide the Exchange with a copy of the following:

•	Rocket Internet Press Release entitled “Rocket Internet Increases Stakes in its Leading e-commerce Businesses”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 1

22 August 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of the following press release attached thereto entitled: “PLDT WELCOMES ROCKET INTERNET’S INCREASED STAKES IN ITS LEADING e-COMMERCE BUSINESSES.”

In addition, we hereby provide the Exchange with a copy of the following:

•	Rocket Internet Press Release entitled “Rocket Internet Increases Stakes in its Leading e-commerce Businesses”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,933 As of July 31, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 22, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

PRESS RELEASE

PLDT WELCOMES ROCKET INTERNET’S INCREASED STAKES IN
ITS LEADING e-COMMERCE BUSINESSES

MANILA, Philippines, 22nd August 2014 – Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), the leading telecoms operator in the Philippines, welcomed the entry of Holtzbrinck Ventures (“HV”) in Rocket Internet.

HV, a long-term, early-stage investor in companies started by Rocket, is contributing its entire stakes in seven of Rocket’s most developed e-commerce businesses directly into Rocket, in exchange for equity in Rocket.

This transaction allows Rocket to progress its declared strategic objective of owning larger stakes in its network of companies. The contribution includes HV’s stakes in the emerging markets fashion businesses Lamoda, Dafiti, Jabong and Namshi, held through the holding companies BigFoot and BigCommerce; it also includes direct stakes in home & living businesses Home24 and Westwing, as well as in HelloFresh, a leading home food delivery company.

HV is one of Europe`s most successful early-stage investors in the internet sector with investments in some of the internet’s biggest companies including Zalando, Wooga, Groupon, Westwing, Experteer, Auctionata, Ozon, Outfittery, Delivery Hero or Brands4Friends. HV has financed over 120 companies and has established itself as one of the few venture capital firms that has also founded market leading internet companies.

In return for its contribution, HV will receive a 2.5% stake in Rocket. All contributed stakes were valued on the basis of the last external funding round of the respective companies.

HV’s investment in Rocket will be in new shares issued by the company, of the same class and bearing the same rights as shares held by current investors.

Following the transaction, PLDT’s ownership in Rocket will be 8.4%, with the balance held by Global Founders Fund GmbH (formerly: European Founders Fund GmbH, 52.3%), Investment AB Kinnevik (18.1%), United Internet (10.4%), Access Industries (8.3%) and HV (2.5%).

A copy of the Rocket Internet Press Release is attached for additional reference.

ENDS

Exhibit 1

About PLDT
PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications and multimedia services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

About Rocket Internet AG
Rocket’s mission is to become the world’s largest Internet platform outside of China and the United States. Rocket identifies and builds proven internet business models and transfers them to new, underserved or untapped markets where it seeks to scale them into market leading online companies.

Rocket is focused on online business models that satisfy basic consumer needs across three sectors: e-Commerce, marketplaces and financial technology.

Rocket started in 2007 and now has more than 20,000 employees across its network of companies, which operate in more than 100 countries on five continents.

About Holtzbrinck Ventures
HV Holtzbrinck Ventures has been investing in internet companies for over ten years, primarily during their start-up phase. In this time, Holtzbrinck Ventures has financed over 120 companies and has established itself as one of the few venture capital firms that has also founded market leading internet companies. Today Holtzbrinck Ventures is one of Europe`s most successful early-stage investors in the internet sector, with investments in some of the internet’s biggest companies including Zalando, Wooga, Groupon, Westwing, Experteer, Auctionata, Ozon, Outfittery, Delivery Hero or Brands4Friends.

Press Contact PLDT:
Anabelle L. Chua
Senior Vice President and Treasurer
Phone: +632 816 8213
Fax: +632 844 9099
Email: alchua@pldt.com.ph

Melissa V. Vergel de Dios
Head, Investor Relations
Phone: +632 816 8024
Fax: +632 810 7138
Email: mvvergeldedios@pldt.com.ph

Ramon R. Isberto
Head, Corporate Communications and Public Affairs
Phone: +632 511 3101
Fax: +632 511 3100
Email: rrisberto@smart.com.ph

Exhibit 1

Press Contact Rocket Internet:
Andreas Winiarski
Global Head of PR & Communications
Phone: +49 30 300 13 18 68
Email: andreas.winiarski@rocket-internet.com

Press Contact Holtzbrinck Ventures:
Martin Weber
General Partner
Tel: +49 89 2060 7750
Email: martin.weber@holtzbrinck.net

Exhibit 1

Rocket Internet Increases Stakes in its Leading e-commerce Businesses

Holtzbrinck Ventures Becomes a Shareholder in Rocket Internet

Munich & Berlin, Germany, 21 August 2014 — Holtzbrinck Ventures (“HV”) and Rocket Internet AG (“Rocket”) are pleased to announce that HV, a long-term, early-stage investor in companies started by Rocket, is contributing its entire stakes in seven of Rocket’s most developed e-commerce businesses directly into Rocket, in exchange for equity in Rocket.

The stock for stock transaction builds on a long standing and successful partnership between HV and Rocket. This transaction allows Rocket to progress its declared strategic objective of owning larger stakes in its network of companies.

The contribution includes HV’s stakes in the emerging markets fashion businesses Lamoda, Dafiti, Jabong and Namshi, held through the holding companies BigFoot and BigCommerce; it also includes direct stakes in home & living businesses Home24 and Westwing, as well as in HelloFresh, a leading home food delivery company.

In return for this contribution, HV receives a 2.5% stake in Rocket. All contributed stakes were valued on the basis of the last external funding round of the respective companies.

HV’s investment in Rocket will be in new shares issued by the company, of the same class and bearing the same rights as shares held by current investors. Following the transaction HV joins Investment AB Kinnevik (18.1%), Access Industries (8.3%), PLDT (8.4%) and United Internet (10.4%) as external investors in Rocket, in addition to Global Founders Fund GmbH (formerly: European Founders Fund GmbH), which will hold (52.3%).

Oliver Samwer, co-founder and CEO of Rocket, commented:

“Rocket’s platform allows us to build and scale online businesses in fast growing markets all around the world. Holtzbrinck Ventures has been an early and long term supporter of many Rocket companies built on this platform, and has invested in more Rocket companies than any other external investor. This transaction helps Rocket pursue its strategic objective of owning larger stakes in its companies and we welcome HV’s support at the group level. We look forward to continuing our successful partnership.”

Martin Weber, General Partner of Holtzbrinck Ventures, said:

“We are excited to become a direct shareholder in Rocket and build on our long term cooperation. We are pleased to have made many successful investments alongside Rocket and have tremendous respect for their track record and ability to create successful online companies. We look forward to working with Oliver Samwer and the Rocket team directly as the company continues to grow around the world.”

Ends

Exhibit 1

About Holtzbrinck Ventures

HV Holtzbrinck Ventures has been investing in Internet companies for over ten years, primarily during their start-up phase. In this time, Holtzbrinck Ventures has financed over 120 companies and has established itself as one of the few venture capital firms that has also founded market leading internet companies. Today Holtzbrinck Ventures is one of Europe’s most successful early-stage investors in the internet sector, with investments in some of the internet’s biggest companies including Zalando, Wooga, Groupon, Westwing, Experteer, Dreamlines, Lazada, Flixbus, Quandoo, Lendico, Outfittery, Delivery Hero or Brands4Friends.

About Rocket Internet

Rocket’s mission is to become the world’s largest Internet platform outside of China and the United States. Rocket identifies and builds proven internet business models and transfers them to new, underserved or untapped markets where it seeks to scale them into market leading online companies.

Rocket is focused on online business models that satisfy basic consumer needs across three sectors: e-Commerce, marketplaces and financial technology.

Rocket started in 2007 and now has more than 20,000 employees across its network of companies, which operate in more than 100 countries on five continents.

Press Contact Holtzbrinck Ventures:

Martin Weber
General Partner
Tel: +49 89 2060 7750
Email: martin.weber@holtzbrinck.net

Press Contact Rocket Internet:
Andreas Winiarski
Global Head of PR & Communications
Tel: +4930300131868
Email: andreas.winiarski@rocket-internet.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: August 22, 2014